Exhibit 99.6
  News Release

Contact:	Baker Hughes Incorporated
Gary R. Flaharty (713) 439-8039	P.O. Box 4740
H. Gene Shiels (713) 439-8822	Houston, Texas 77210-4740
Baker Hughes Settles Previously Disclosed FCPA Investigations
HOUSTON, April 26, 2007 — Baker Hughes Incorporated (NYSE: BHI; EBS) announced today that it has reached settlements with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC). These parallel settlements resolve the investigations, disclosed in 2002 and 2003, into Baker Hughes’ operations in Angola, Kazakhstan and Nigeria. The total agreed-upon payments to settle these investigations are $44.1 million, for which the company recorded a reserve in the fourth quarter of 2006.
Under the terms of the settlements with the DOJ and SEC:
•	A subsidiary of the company pled guilty to violations of the Foreign Corrupt Practices Act (FCPA) as a result of payments made between 2001 and 2003 to a commercial agent retained in 2000 in connection with a project in Kazakhstan.

•	The company agreed with the SEC to the entry of a Consent Judgment charging violations of the anti-bribery provisions of the FCPA arising from the engagement of agents to obtain contracts in Kazakhstan. The Consent Judgment also charges violations of the books-and-records and internal-controls provisions, and the terms of a September 12, 2001 cease-and-desist order, arising from these and other activities in Kazakhstan, Angola, Nigeria, Indonesia, Russia, and Uzbekistan.

•	The company entered into a deferred prosecution agreement with the DOJ, under which the government will not further prosecute the company for these activities if the company meets the conditions of the agreement for two years. The company will hire a government-approved monitor to oversee its compliance activities for a three-year period.
Chad Deaton, chairman and chief executive officer of Baker Hughes, said, “Since the commencement of these investigations in 2002, we have cooperated fully with the SEC and DOJ. We conducted our own rigorous, independent investigation and we have openly shared our findings with these agencies. The acts which resulted in these enforcement actions are contrary to our core values, our policies and our expectations for ethical behavior. The company has terminated employees and commercial agents that it believes were directly involved. In addition, we have further strengthened the compliance culture within the company by making extensive improvements and enhancements to our compliance program.

“Our employees and management have demonstrated their strong commitment to ethical business conduct and strict compliance with the law over the past several years, and the progress of our programs to benchmark and to continue to improve our compliance are on track. There is no doubt that our renewed commitment to strong ethics and legal compliance complements our Best-in-Class technology and our reputation for reliability and project execution.”
Baker Hughes’ Compliance Program
Over the past several years Baker Hughes has embarked on a process to continuously upgrade its compliance program to a Best-in-Class standard and to minimize the role that commercial agents play in our business model. Highlights of this process include:
•	establishing Baker Hughes’ core values of Integrity, Performance, Teamwork and Learning, giving all employees worldwide a solid set of principles for making decisions every day;

•	eliminating 88% of the commercial agents previously used to obtain new business in international locations;

•	implementing a rigorous system for selection, certification, and regular re-certification of all non-U.S. commercial agents, and periodic legal audits and training of these agents to confirm that the agents’ activities remain in strict compliance with all Baker Hughes policies and the FCPA;

•	adopting enterprise-wide FCPA and compliance policies, and strengthening financial, managerial, and operational controls to ensure full compliance with the FCPA;

•	making organizational changes to place senior management, legal, compliance, and internal audit closer to the geographical areas we serve, and placing specialized compliance personnel into our division and region organizations to assist managers in ensuring that all employees and commercial agents fulfill their compliance responsibilities;

•	providing extensive mandatory computer-based and live FCPA training to tens of thousands of employees to instruct them about the company’s core values, policies, procedures that relate to compliance with the FCPA;

•	launching a systematic program to communicate the importance and priority that Baker Hughes places on FCPA compliance to the company’s employees, agents, consultants, distributors, and other business partners; governments and customers;

•	putting in place a whistleblower program that is designed to encourage timely reporting of all potential FCPA violations without fear of retaliation;

•	implementing a far-reaching program of quarterly disclosure controls and comprehensive ongoing risk assessment, benchmarking, and gap analysis designed to identify any areas of compliance or internal control weakness;

•	instituting periodic audits of the compliance program to measure its effectiveness; and

www.bakerhughes.com	2

•	taking swift disciplinary action including termination, for non-compliance with Baker Hughes policies and procedures.
Mr. Deaton said, “The significant steps we have taken over the past few years to strengthen our global compliance program will play an important role in reinforcing this company’s strong historical reputation for integrity and ethical behavior. Baker Hughes is committed to continued improvement in our compliance program with particular emphasis on the FCPA. We are ready to work closely with the compliance monitor to demonstrate the effectiveness of our current compliance program and to build upon the improvements we have already made.”
For more information on Baker Hughes’ program for ethical and legal compliance, visit the company’s web site at: http://www.bakerhughes.com/investor/about/our_commitment.htm
Forward-Looking Statements
This news release (and oral statements made regarding the subjects of this release) contain forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (each a “Forward-Looking Statement”). The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “may,” “likely” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. There are many risks and uncertainties that could cause actual results to differ materially from our forward-looking statements. These forward-looking-statements are also affected by the risk factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006; the Company’s subsequent quarterly reports on Form 10-Q; and those set forth from time to time in our other filings with the Securities and Exchange Commission. The documents are available through the company’s web site or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. We undertake no obligation to publicly update or revise any forward-looking statement.
The Forward-Looking Statements contained in this news release are also subject to the following risk factors:
Our expectations of success regarding the effectiveness of our ongoing compliance program is subject to the company’s ability to continue to work with agents and business partners as well as supervise, train and retain competent employees and the efforts of our employees to comply with the Baker Hughes Business Code of Conduct. Under the settlement agreements Baker Hughes is subject to a two-year deferred prosecution agreement and is enjoined by a court against any further violations of the FCPA. Accordingly, the settlement agreements reached with the SEC and DOJ could be substantially nullified and the company could be subject to severe sanctions and civil and criminal prosecution as well as fines and penalties in the event of

www.bakerhughes.com	2

a subsequent violation by the company or any of its employees or a failure of the company to meet all of the conditions contained in the agreements.
Our expectations regarding the impact of the settlement agreements with the SEC and DOJ and our ongoing business operations are subject to (1) our ability to hire and successfully coordinate with a government-approved monitor in connection with our compliance program and on-going operations (2) the potential impact of the settlement on the operations of the company and/or its subsidiaries and any legal action against the company and/or its subsidiaries in the countries that are the subject of the settlements and (3) the collateral impact of the agreement in the U.S. and other countries outside the United States where the company and/or its subsidiaries do business that may claim jurisdictions over any of the matters related to the DOJ and SEC investigations.
Baker Hughes is a leading provider of
drilling, formation evaluation, completion and production
products and services to the worldwide oil and gas industry.
****
NOT INTENDED FOR BENEFICIAL HOLDERS

www.bakerhughes.com	2